January 29, 2019

Gregory Boden
Chief Financial Officer
CLOUDCOMMERCE, INC.
1933 Cliff Drive, Suite 1
Santa Barbara, CA 93109

       Re: CLOUDCOMMERCE, INC.
           Form 10-K for the Transition Period From July 1, 2017 to December 31, 2017
           Filed April 13, 2018
           File No. 000-13215

Dear Mr. Boden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Andrew Van Noy